SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Final Amendment)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                       JACQUES-MILLER INCOME FUND, L.P.-II
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                   -------------------------------------------
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                  Patrick Foye
                            Executive Vice President
                                 AIMCO-GP, Inc.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 757-8101

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

CUSIP No.  NONE                 14D-1 AND 13D/A                           Page 2
================================================================================


1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621

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2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]

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3.   SEC Use Only

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4.   Sources of Funds

                                       WC

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f)                                                   [ ]

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6.   Citizenship or Place of Organization

                                    Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,753.08

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8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

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9.   Percent of Class Represented by Amount in Row 7

                                      22.2%

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10.  Type of Reporting Person

                                       PN

================================================================================

CUSIP No.  NONE                 14D-1 AND 13D/A                           Page 3
================================================================================


1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577

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2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]

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3.   SEC Use Only

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4.   Sources of Funds

                                       N/A

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f)                                                   [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

                                    Maryland

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

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8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

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9.   Percent of Class Represented by Amount in Row 7

                                      None

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10.  Type of Reporting Person

                                       CO

================================================================================

                        FINAL AMENDMENT TO SCHEDULE 14D-1

     This Final Amendment amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission ("SEC") on May 11, 1999, as amended by Amendment No. 1 to Tender Offer Statement filed with the SEC on June 7, 1999 by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), and Apartment Investment and Management Company, a Maryland real estate investment trust, relating to the tender offer by the Purchaser to purchase up to 3,100 units of limited partnership interest ("Units") of Jacques-Miller Income Fund L.P.-II, a Delaware limited partnership (the "Partnership") at a purchase price of $95 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 1999, as amended on May 11, 1999, and as further amended on June 7, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer")..


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby amended to add the following:

     The total amount of funds required by the Purchaser to purchase 2,753.08 Units purchaser pursuant to the Offer, excluding related fees and expenses, was $261,542.60.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended to add the following:

     The Offer by the Purchaser for up to 3,100 Units expired 12:00 midnight, New York City time, on June 30, 1999. Pursuant to the Offer, the Purchaser purchased 2,753.08 Units, constituting approximately 22.2% of the outstanding Units.



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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 1999

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, Inc.

                                            By:  Patrick J. Foye
                                                 ----------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President


                                        APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                        By: Patrick J. Foye
                                            ----------------------------
                                            Patrick J. Foye
                                            Executive Vice President




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